Exhibit 99.32

Explanatory Report of the Board of Directors on item 1 on the Agenda - Extraordinary Part

This English translation of the explanatory report is for courtesy only and shall not be relied upon by the recipients. The Italian version of the explanatory report is the only official version and shall prevail in case of any discrepancy.

BANCA MONTE DEI PASCHI DI SIENA S.P.A.

ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

29 October 2026 (single call)

EXPLANATORY REPORT OF THE BOARD OF DIRECTORS

ON ITEM 1) ON THE AGENDA

OF THE EXTRAORDINARY PART

(prepared pursuant to Article 2501-quinquies of the Italian Civil Code and Article 70, paragraph 2, of the Regulation adopted by CONSOB by resolution No. 11971 of 14 May 1999, as subsequently amended and supplemented)

APPROVAL OF THE PLAN FOR THE MERGER BY INCORPORATION OF MEDIOBANCA – BANCA DI CREDITO FINANZIARIO S.P.A. INTO MPS AND SUBSEQUENT AMENDMENTS TO THE BY-LAWS. RELATED AND CONSEQUENT RESOLUTIONS.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN AUSTRALIA, CANADA OR JAPAN (OR IN ANY OTHER COUNTRIES, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION). THE INFORMATION PROVIDED IN THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL ANY SECURITIES OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY COUNTRY OR JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

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Explanatory Report of the Board of Directors on item 1 on the Agenda - Extraordinary Part

REPORT OF THE BOARD OF DIRECTORS PURSUANT TO ARTICLE 2501-QUINQUIES OF THE ITALIAN CIVIL CODE AND ARTICLE 70, PARAGRAPH 2, OF THE REGULATION ADOPTED BY CONSOB BY RESOLUTION NO. 11971 OF 14 MAY 1999, AS SUBSEQUENTLY AMENDED AND SUPPLEMENTED

Dear Shareholders,

you have been convened to the Shareholders’ Meeting to resolve upon the approval of the plan for the merger by incorporation (the “Merger”) of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni (“Mediobanca” or the “Company to be Incorporated”) into Banca Monte dei Paschi di Siena S.p.A. (hereinafter “BMPS” or the “Incorporating Company” and, together with the Company to be Incorporated, the “Companies Participating in the Merger”) and upon the consequent amendments to the by-laws.

This report (the “Report”), approved with the favourable vote of all those present by the Board of Directors of BMPS on 24 September 2026, has been prepared by the Board of Directors of your company pursuant to Article 2501-quinquies of the Italian Civil Code, Article 125-ter of Legislative Decree No. 58 of 24 February 1998, as subsequently amended and supplemented (the “CFA”), and Article 70, paragraph 2, of the Regulation adopted by CONSOB by resolution No. 11971 of 14 May 1999, as subsequently amended and supplemented (the “Issuers’ Regulation”), and in accordance with scheme No. 1 of Annex 3A to the same Issuers’ Regulation, in order to illustrate, from a legal and economic standpoint, the Merger and to describe the elements making up the merger plan approved by the Boards of Directors of the Companies Participating in the Merger on 10 March 2026 (the “Merger Plan”) as well as, in particular, the criteria used to determine the Exchange Ratio (as defined infra) between the shares of Mediobanca and those of BMPS.

This Report and the Merger Plan (to which the new text of the by-laws of the company resulting from the Merger is attached) are made available to the public in the manner prescribed by applicable laws and regulations and may be consulted on the internet website of BMPS www.gruppomps.it - Corporate Governance - Shareholders’ Meetings and BoD, in the shareholders’ meeting documentation, as well as on the authorised storage mechanism (www.emarketstorage.com).

It is noted that the Merger constitutes – on the basis of the provisions of Annex 3B to the Issuers’ Regulation – a significant merger transaction pursuant to Article 70, paragraph 6, of the Issuers’ Regulation. The information document required by such regulatory provision, which also contains the pro-forma financial information of the Incorporating Company, will be made public in the manner and within the timeframes prescribed by applicable regulations. Taking into account that, as further described infra, the shareholders’ meeting of BMPS will also be called upon to resolve on the Demerger by way of Separation (as defined infra), which also constitutes a significant transaction pursuant to Article 70, paragraph 6, of the Issuers’ Regulation and forms part of a single and inseparable Reorganisation Project (as further specified below), BMPS will make available a single information document for both transactions, in order to provide the market with comprehensive and more detailed information on the entire Reorganisation Project and on the management and logistical connections between the Merger and the Demergers.

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Explanatory Report of the Board of Directors on item 1 on the Agenda - Extraordinary Part

1.	INTRODUCTION

On 24 January 2025, BMPS announced to the market its decision to launch a voluntary full public exchange offer (the “Offer”) pursuant to and for the purposes of Articles 102 and 106, paragraph 4, of the CFA, as well as of the Issuers’ Regulation, for all of the shares issued by Mediobanca. The Offer was launched for a consideration equal to 2.300 newly issued shares of BMPS for each share of Mediobanca tendered in acceptance of the Offer, in execution of the share capital increase of BMPS against payment to service the Offer, on a divisible basis and also in several tranches, with the exclusion of pre-emptive rights pursuant to Article 2441, paragraph 4, of the Italian Civil Code, resolved upon by the Board of Directors on 26 June 2025 in exercise of the power delegated to it by the Extraordinary Shareholders’ Meeting of BMPS of 17 April 2025, pursuant to Article 2443 of the Italian Civil Code.

On 20 May 2025, BMPS announced to the market that it had carried out the technical adjustment of the aforementioned consideration as a result of the detachment of the coupons and the subsequent payments, respectively, (i) of the dividend approved by the ordinary shareholders’ meeting of BMPS on 17 April 2025 (equal to Euro 0.86 for each outstanding share of BMPS entitled to the payment of the dividend) and (ii) of the interim dividend on the results as at 31 December 2024, which the Board of Directors of Mediobanca resolved to distribute on 8 May 2025 (equal to Euro 0.56 for each outstanding share of Mediobanca entitled to the payment of the dividend). The consideration therefore became equal to 2.533 newly issued shares of BMPS for each share of Mediobanca tendered in acceptance of the Offer. On 2 September 2025, BMPS announced to the market the increase of the consideration of the Offer by means of a cash component equal to Euro 0.90 for each share of Mediobanca tendered in acceptance of the Offer.

On 8 September 2025, the acceptance period of the Offer ended, as a result of which, on 15 September 2025, BMPS came to hold a total of 506,665,070 shares of Mediobanca, representing approximately 62.3% of its share capital.

On 15 September 2025, BMPS announced to the market that, on the basis of the final results of the Offer mentioned above, pursuant to and for the purposes of Article 40-bis, paragraph 1, letter a), of the Issuers’ Regulation, the acceptance period of the Offer would be reopened; such reopening ended on 22 September 2025 and, as a result thereof, on 28 September 2025, BMPS came to hold a total of 702,254,055 shares of Mediobanca, equal to approximately 86.3% of the share capital of Mediobanca.

In light of the above, Mediobanca is controlled by BMPS pursuant to and for the purposes of Article 2359 of the Italian Civil Code, Article 93 of the CFA and Article 23 of Legislative Decree No. 385/93, as subsequently amended (the “CBA”), and is subject to the management and coordination of BMPS pursuant to Article 61 of the CBA and Articles 2497 et seq. of the Italian Civil Code.

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Consistently with the future programmes set out by BMPS in the offer document approved by CONSOB by resolution No. 23626 of 2 July 2025 (the “Offer Document”) with regard to the future programmes and the strategic and industrial objectives of the integration of Mediobanca into the Monte dei Paschi di Siena banking group (the “BMPS Group”), on 26 February 2026 BMPS approved a new 2026-2030 Business Plan providing for a complex project for the integration (corporate, organisational and operational) of the two banks and for the reorganisation of the group resulting from the acquisition of Mediobanca (the “Plan”). For further information on the Plan, shareholders are invited to refer to the presentation of the Plan and to the other documentation published in the dedicated section of the corporate website of BMPS, investor relations section (www.gruppomps.it). The Merger, the terms of which are illustrated in this Report, is in continuity with the guidelines approved by BMPS and set out in the Plan.

On 10 March 2026, the Boards of Directors of BMPS and Mediobanca, following the issuance of the favourable opinions of the respective Committees for related party transactions (the “RPT Committees”), approved the Merger Plan. The Merger Plan forms part of a broader reorganisation project (the “Reorganisation Project”) aimed at the full integration of BMPS and Mediobanca, comprising the following transactions, which are autonomous but functionally linked in a unitary manner: (a) the Merger; (b) the demerger by way of separation (the “Demerger by way of Separation”) of BMPS (following the Merger) in favour of Mediobanca Premier S.p.A. (“Premier”), concerning, inter alia, the activities of Mediobanca in the areas of corporate & investment banking and private banking serving high-end clients, including the foreign branches of Mediobanca, as well as the shareholding in Assicurazioni Generali S.p.A.; and (c) the partial demerger of Premier in favour of Wise Dialog Bank S.p.A. (“Widiba”), concerning the financial advisor networks and the related customer relationships including those relating primarily to remote operations, and the retail and affluent wealth management activities (the “Partial Demerger” and, together with the Demerger by way of Separation, the “Demergers”). The relevant demerger plans have been prepared on the assumption that, at the time of execution of the relevant demerger deeds, the Merger deed will have been registered with the competent offices of the Companies’ Registers and that the effective date of the Demergers will be set at a time immediately following the effective date of the Merger (meaning the date – i.e., hour, day, month and year – which will be indicated in the Merger deed).

It is noted that, due to the pendency of the voluntary public purchase and exchange offer for all of the ordinary shares of BMPS announced to the market by Intesa Sanpaolo S.p.A. (“Intesa”) on 8 June 2026, in the absence of a clear indication by Intesa as to their characterisation, the Demergers will be prudentially submitted for the authorisation of the shareholders’ meeting of BMPS pursuant to Article 104, paragraph 1, of the CFA. Such provision, as part of the so-called passivity rule, provides that Italian listed companies whose securities are the subject of a public offer shall refrain from carrying out acts or transactions that may frustrate the achievement of the objectives of such offer, unless the carrying out of such acts or transactions has been previously authorised by the shareholders’ meeting. It is specified that the Merger, on the other hand, will not be submitted for the authorisation of the shareholders’ meeting pursuant to the aforementioned Article 104, paragraph 1, of the CFA, since its completion constitutes a condition of effectiveness of the public purchase and exchange offer launched by Intesa and, therefore, it does not constitute an act or transaction that may frustrate the achievement of the objectives of such offer, falling outside the scope of application of the so-called passivity rule.

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For further information on the Merger, shareholders are invited to refer also to the Merger Plan published on the internet website of the Bank www.gruppomps.it - Corporate Governance - Shareholders’ Meetings and BoD, in the shareholders’ meeting documentation, as well as on the authorised storage mechanism (www.emarketstorage.com), and to the information document relating to related party transactions of greater importance prepared pursuant to Article 5 of CONSOB Regulation No. 17221 of 12 March 2010, as subsequently amended and supplemented (the “RPT Regulation”), published on 17 March 2026 on the corporate website of BMPS (www.gruppomps.it), Section Corporate Governance / Related party transactions, as well as on the authorised storage mechanism (www.emarketstorage.com).

2.	ILLUSTRATION OF THE MERGER

2.1	Rationale of the Merger

As anticipated in the Introduction to this Report, consistently with the guidelines approved by BMPS in the new Plan, in February BMPS and Mediobanca formally commenced the activities functional to the implementation of a broader reorganisation project aimed at the integration of BMPS and Mediobanca, which provides in particular for:

(i)	the Merger by incorporation of Mediobanca into BMPS and, following the same,

(ii)	through the Demerger by way of Separation, the assignment of the core activities of the current Mediobanca (corporate & investment banking and private banking serving high-end clients) to Mediobanca Premier S.p.A., which will take the name “Mediobanca S.p.A.”. In this context, the shareholding in Assicurazioni Generali S.p.A. will be transferred to the new “Mediobanca S.p.A.” (formerly Mediobanca Premier S.p.A.); and, as a further qualifying step,

(iii)	through the Partial Demerger, the industrial integration of the financial advisor networks of Mediobanca Premier S.p.A., as demerged company, and Banca Widiba S.p.A., as beneficiary company (which will take the corporate name of Mediobanca Financial Advisor S.p.A.), and the assignment of the activities of Premier relating to the relationships with the clients of the financial advisors and with remote-banking clients, as well as the operating components (the transactions referred to in points (ii) and (iii), the “Reorganisation Transactions”).

The Reorganisation Transactions were defined in every aspect after the approval of the Merger Plan by the Boards of Directors of BMPS and Mediobanca, leaving however unchanged the fundamental principles and the reorganisation objectives as envisaged and announced in the Plan. The Demergers will be submitted for the approval of the respective corporate bodies of the companies concerned, in compliance with applicable regulations, and will be carried out in immediate temporal succession to the implementation of the Merger.

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It is specified that the Merger and the Demergers are transactions closely and inseparably connected with each other, conceived within a unitary plan for the reorganisation of the BMPS Group. It follows that the completion of the Merger alone, in the absence of the Demergers, would not allow – also from a technical and operational standpoint – the full achievement of the strategic, industrial and financial objectives summarised in the Plan and pursued through the Reorganisation Project. It is indeed through the Demergers that the allocation of the activities and of the related assets and liabilities to the specialised entities of the BMPS Group will be achieved, from a technical and operational standpoint.

Following the implementation of the Reorganisation Project, within the target corporate structure, BMPS will be the banking Parent Company, focusing directly on the retail and commercial banking business and performing management, coordination and control functions at group level. The main subsidiaries that will operate within the BMPS Group will be: (i) Mediobanca S.p.A. (formerly Premier), as banking entity specialised in the Corporate & Investment Banking and Private Banking areas; (ii) Compass Banca S.p.A., dedicated to Consumer Finance activities; (iii) Mediobanca Financial Advisor S.p.A. (formerly Widiba), operating in Asset Gathering & Wealth Management activities; and (iv) Mediobanca Innovation Services, dedicated to IT, administrative and facility management services.

Within the framework outlined above, the Merger, notwithstanding its autonomy, therefore constitutes the first and fundamental step of a complex and unitary Reorganisation Project aimed at redefining the overall structure of the Group and at creating the corporate perimeter within which the rationalisation and integration transactions just described will be implemented, in temporal succession to the approval of the Merger.

The Merger and the Reorganisation Transactions will allow the full implementation of the industrial and financial objectives announced to the market in the Offer Document and in the Plan approved by BMPS, ensuring greater consistency between the corporate structure, the operating model and the growth strategies. From this perspective, the Merger and, more generally, the overall integration project outlined by BMPS will allow the full achievement of the cost, revenue and funding synergies announced by BMPS in the context of the Offer and of the new Plan, as well as a rationalisation and simplification of the shareholding structure of the group headed by BMPS. Should the Demergers not be approved by the shareholders’ meeting, the Merger, if approved, given its autonomy from the Reorganisation Transactions, will in any event be implemented, with any different timing and implementation methods required by the specific logistical and operational implementation needs.

The Merger will also allow the Group, through the transfer to BMPS of most of the MREL-eligible liabilities, to ensure full compliance with the MREL requirements after the application to BMPS of the new Group targets on the basis of the current perimeter, which is expected after the Merger becomes effective.

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All of the above, in compliance with the principles of sound and prudent management, operational continuity and risk control, with the objective of strengthening the sustainability of the business model in the medium-long term, ensuring solid and structural levels of profitability, capital and liquidity. The new BMPS Group is characterised by a distinctive and resilient business model, a balanced funding mix and a solid capital and liquidity position.

The combined BMPS Group has total revenues for 2025 of approximately Euro 8.0 billion, with approximately Euro 300 billion of direct and indirect funding and more than 7 million clients.

Following the completion of the Merger, the BMPS Group will operate according to a clear and lean organisational structure, divided into five business divisions, designed to fully capture industrial synergies, strengthen management accountability and accelerate execution, while ensuring the quality of revenues thanks to a well-diversified business mix:

•	Retail & Commercial Banking (approximately 29% of revenues1), strengthening its positioning as a point of reference for households and businesses, also through the pooling of the product factories (e.g., mortgages, leasing, factoring);

•	Consumer Finance (approximately 19% of revenues1), leveraging the expertise of Compass and the distribution network of BMPS to extend the product offering and capture cross-selling opportunities;

•	Asset Gathering & Wealth Management (approximately 21% of revenues1), in particular through the integration of the Financial Advisor networks of Banca Widiba S.p.A. and Mediobanca Premier S.p.A., in addition to the evolution of the offering of investment products and services;

•	Private Banking (approximately 9% of revenues1), developing at scale the Private Investment Banking model to offer integrated and comprehensive coverage of public and private market solutions;

•	Corporate & Investment Banking (approximately 14% of revenues1), integrating distinctive Advisory expertise with Debt, Markets and Commercial Banking services.

In addition to these, the Principal Investing activity (approximately 8% of revenues1) ensures a diversified generation of profits, uncorrelated to the performance of the banking activity.

The transaction also fosters the achievement of revenue, cost and funding synergies, originally estimated at a total of Euro 0.7 billion by 2028:

-	revenue synergies (approximately Euro 0.3 billion) derive from the broadening of the offering on the combined client base of the two banks, from the enhancement of the product factories, from the strengthening of cross-selling and from the integration of advisory and capital markets expertise, with an improvement in the fee mix;

1 Breakdown of revenues for illustrative purposes, assuming the consolidation of Mediobanca from 1 January 2025. Percentages are calculated excluding the Corporate Center.

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-	cost synergies (approximately Euro 0.3 billion) are mainly attributable to the simplification of the Group structure (with the elimination of corporate duplications and the centralisation of governance, control and strategic direction functions) and to the integration of the IT platforms and core banking systems;

-	funding synergies (approximately Euro 0.1 billion) derive from the optimisation of the funding structure and from the centralised management of treasury, with benefits on liquidity ratios.

The estimate of the total amount of synergies was subsequently increased to Euro 0.8 billion, following the bottom-up activation of the workstreams for the implementation of the commercial synergies.

The transaction will entail one-off integration costs estimated at approximately Euro 0.6 billion. IT investments of approximately Euro 1 billion are also envisaged over the 2026–2030 period (of which approximately Euro 0.1 billion in support of the integration activities), aimed at supporting business growth and consolidating solid digital and AI foundations.

In this context, as a result of the Merger and of the exchange of Mediobanca shares for BMPS shares, it is believed that, on the assumption of the implementation of the Reorganisation Transactions of the group by BMPS, in addition to the achievement of the objectives set out above, Mediobanca shareholders will also be able to benefit from:

-	a more liquid security (the BMPS shares), with consequent greater ease of trading of the shares, which will also be able to benefit from the remuneration policy announced by BMPS (with an expected payout of 100%) as well as from the possible use of excess capital, should it be allocated to further distributions to shareholders or used to support the growth of the group;

-	the possibility of participating directly in the broader project for the enhancement of the value of the BMPS group envisaged by the new plan, which provides for the creation of a strengthened, highly diversified and resilient player, with distinctive and complementary capabilities in each business area and a significant degree of innovation and support for growth, with the potential to compete successfully with the main Italian and European banking groups.

Moreover, thanks to the Merger, Mediobanca shareholders will be able to benefit from the achievement of the synergies deriving from the integration and from the acceleration in the use of Deferred Tax Assets, thus participating in the significant value creation and in the growth profile of earnings and dividend per share deriving from the integration.

2.2	Description of the Merger

On 10 March 2026, the Boards of Directors of the Companies Participating in the Merger approved the exchange ratio of the Merger, determined as 2.450 ordinary shares of BMPS, ranking pari passu with the existing shares, for each ordinary share of Mediobanca (the “Exchange Ratio”). The Exchange Ratio is not subject to adjustments or cash settlements.

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The Exchange Ratio was agreed by BMPS and Mediobanca, with the assistance of their respective financial advisors, on the basis of the draft financial statements for the financial year ended 31 December 2025, which constitute the reference balance sheets pursuant to Article 2501-quater of the Italian Civil Code (the “Reference Balance Sheets”), approved by the Boards of Directors of BMPS and Mediobanca on 10 March 2026 and 5 March 2026, respectively, as specified in paragraph 4 below.

The Exchange Ratio was calculated taking into account the distribution of the dividends for the 2025 financial year announced by the Boards of Directors of BMPS and Mediobanca on 10 February 2026 and 9 February 2026, respectively.

The Merger Plan, prepared pursuant to Article 2501-ter of the Italian Civil Code, was filed (i) on 29 June 2026 at the respective registered offices of the Companies Participating in the Merger and (ii) on 28 September 2026 with the competent companies’ registers for registration pursuant to Article 2501-ter, third paragraph, of the Italian Civil Code, within the timeframes prescribed by the laws and regulations in force, following the issuance – on 3 September 2026 – of the regulatory authorisations required for this purpose by the regulations in force (on which see infra).

On 29 April 2026, the Court of Florence (Specialised Business Section) – following the joint application filed by BMPS and Mediobanca on 20 April 2026 – published the order issued in chambers on 24 April 2026, thereby appointing Ernst & Young S.p.A. as joint expert entrusted with the preparation of the report on the fairness of the Exchange Ratio pursuant to and for the purposes of Article 2501-sexies of the Italian Civil Code (the “Joint Expert”). The aforementioned report of the Joint Expert is made available to the public within the timeframes and in the manner prescribed by applicable laws and regulations.

The Merger requires the obtainment of the authorisations provided for by the regulations in force, including sector-specific regulations, and namely:

(i)	the authorisation of the European Central Bank and of the Bank of Italy pursuant to Articles 4 and 9 of Regulation (EU) No. 1024/2013 and Article 57 of the CBA and the related implementing provisions;

(ii)	the verification pursuant to Article 56 of the CBA and the related implementing provisions in relation to the amendments to the by-laws resulting from the Merger;

(iii)	the authorisation of the European Central Bank and of the Bank of Italy pursuant to Articles 26, paragraph 3, and 28 of Regulation (EU) No. 575/2013 and the related implementing provisions, for the classification of the newly issued ordinary shares deriving from the capital increase as CET1 instruments;

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(iv)	the authorisation of the Presidency of the Council of Ministers pursuant to Article 2 of Law Decree No. 21 of 15 March 2012, concerning the exercise of special powers in relation to investments in strategic sectors, converted with amendments by Law No. 56 of 11 May 2012, as subsequently amended (the “Golden Power regulations”); it being understood that the authorisation may be express or tacit, upon expiry of the applicable statutory term, or by way of an indication that the Golden Power regulations do not apply, without the relevant measure imposing on the Incorporating Company any prescriptions and/or recommendations; it being further understood that, in the event that the Presidency of the Council of Ministers issues a measure containing prescriptions and/or recommendations, the Incorporating Company may in any event comply with the prescriptions and/or recommendations received and therefore decide, jointly with the Company to be Incorporated, to proceed with the merger deed; and

(v)	any further authorisations which, pursuant to applicable regulations (Italian or foreign), including sector-specific regulations, may be necessary also with reference to the shortening of the chain of control over companies (Italian and foreign) included in the group headed by BMPS or in which BMPS comes to hold a direct qualifying shareholding;

(collectively, the “Authorisations”).

As at the date of this Report, the authorisations referred to in points (i), (ii) and (iii) above have been received.

Conditions precedent to the Merger

As also set out in the Merger Plan, the completion of the Merger is subject to the fulfilment (or, where permitted, the waiver), by the date of execution of the Merger deed, of the following conditions precedent:

(i)	the issuance of the Authorisations;

(ii)	the absence of any order, act, injunction and/or measure of any Authority preventing the execution of the Merger and/or which is in any event such as to materially alter the Exchange Ratio or the valuations underlying its determination;

(iii)	the issuance by the Joint Expert appointed pursuant to Article 2501-sexies of the Italian Civil Code of a positive opinion on the fairness of the Exchange Ratio;

(iv)	the approval of the Merger by the Extraordinary Shareholders’ Meetings of the Companies Participating in the Merger; and

(v)	the non-occurrence, with reference to BMPS and/or Mediobanca, of any fact, event or circumstance occurring between today’s date and the date of execution of the Merger deed which has a material adverse effect on the legal relationships, on the economic, asset and financial position and/or on the earnings prospects of either of the Companies Participating in the Merger and/or which is in any event such as to materially alter the Exchange Ratio or the valuations underlying its determination.

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It is specified that only the conditions referred to in points (ii) and (v) above may be waived by BMPS and Mediobanca with the prior written consent of both companies.

As at the date of this Report, the conditions referred to in points (i) and (iii) above have already been fulfilled.

Rules on related party transactions

The Merger constitutes a related party transaction of greater importance pursuant to the RPT Regulation, due to the circumstance that BMPS directly controls Mediobanca pursuant to Article 2359 of the Italian Civil Code, Article 93 of the CFA and Article 23 of the CBA, with a total shareholding equal to 86.3% of its share capital.

Although the relevant requirements were met, BMPS voluntarily decided not to avail itself of the exemption provided for transactions with subsidiaries pursuant to Article 14, paragraph 2, of the RPT Regulation, subjecting the approval of the Merger Plan to the procedure provided for by the rules on related party transactions of “greater importance”.

In light of the above, the RPT Committees of BMPS and Mediobanca were involved in the negotiation and preliminary investigation phase through a complete and timely flow of information and issued a reasoned favourable opinion on the interest of the respective Companies in carrying out the Merger, as well as on the advantageousness and substantive and procedural fairness thereof. For further information, reference is made to the opinions of the aforementioned RPT Committees attached to the information documents prepared pursuant to Article 5 of the RPT Regulation and published on 17 March 2026 on the internet websites of BMPS (www.gruppomps.it) and Mediobanca (www.mediobanca.com), respectively, as well as on the authorised storage mechanism (www.emarketstorage.com).

3.	DESCRIPTION OF THE COMPANIES PARTICIPATING IN THE MERGER

3.1	BMPS – Incorporating Company

3.1.2	Corporate details

The Incorporating Company is Banca Monte dei Paschi di Siena S.p.A., a company whose shares are listed on Euronext Milan, with registered office in Siena (SI), Piazza Salimbeni, No. 3, share capital of Euro 17,978,187,186.85, fully subscribed and paid-in, divided into 3,038,418,183 ordinary shares with no par value, tax code and registration number with the Companies’ Register of Arezzo-Siena 00884060526, belonging to the “MPS VAT GROUP”, VAT No. 01483500524, enrolled in the Register of Banks held by the Bank of Italy under No. 5274, ABI code No. 1030.6, and Parent Company of the MPS Group, enrolled in the Register of Banking Groups under parent company ABI code No. 1030.6, member of the Interbank Deposit Protection Fund and of the National Guarantee Fund.

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3.1.2	Corporate purpose

Pursuant to Article 3 of the by-laws of BMPS, the Incorporating Company “1. […] has as its purpose the collection of savings and the exercise of credit in its various forms in Italy and abroad, including all the activities that the transferring Institute was authorised to carry out by virtue of laws or administrative measures.

2. It may carry out, in compliance with the provisions in force, all permitted banking and financial transactions and services, establish and manage supplementary pension schemes, as well as carry out any other transaction that is instrumental or in any way connected to the pursuit of the corporate purpose.

3. It may make advances against the pledge of precious objects and objects of common use.”

3.1.3	Description of the activities of BMPS

BMPS is the parent company of the BMPS Group and performs, in addition to banking activities, the functions of direction, governance and unitary control over the financial and instrumental subsidiaries. In particular, BMPS, as parent bank, exercises – pursuant to Article 61, fourth paragraph, of the CBA – management and coordination over the companies belonging to the BMPS Group, issuing for this purpose specific instructions, also for the execution of the instructions given by the supervisory authorities and in the interest of the stability of the BMPS Group.

With the completion of the public purchase and exchange offer launched by Banca Monte dei Paschi di Siena S.p.A. for Mediobanca – Banca di Credito Finanziario S.p.A., as from 15 September 2025 the perimeter of the Montepaschi Group has expanded, increasing the diversification of its business areas and reference markets, previously focused on the traditional Retail & Commercial Banking services carried out mainly in Italy. The Group is therefore active in the Retail & Commercial Banking, Asset Gathering & Wealth Management (including the system of digital and self-service services, enriched by the expertise of the financial advisor networks), Private Banking, Corporate & Investment Banking, Specialty Finance and Consumer Finance segments. The Group also operates in the Insurance sector through the shareholding in Assicurazioni Generali and the strategic partnership with AXA and is present with support activities and fiduciary services carried out through specialised companies.

Foreign operations are focused both on supporting the internationalisation processes of corporate clients and on Wealth Management and Corporate & Investment Banking activities, also through the foreign companies controlled by Mediobanca, and cover the main foreign financial markets.

In addition to the above, there are also companies operating in the agricultural sector, both wine and agri-food, with also a real estate component intended for agritourism and hospitality activities (MPS Tenimenti Poggio Bonelli e Chigi Saracini Società Agricola S.p.A.) and for custody and storage services of food products on behalf of third parties (Magazzini Generali Fiduciari di Mantova S.p.A.).

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A summary chart of the corporate structure of the BMPS Group as at 31 December 2025 is set out below.

Banca Monte dei Paschi di Siena S.p.A.
Parent Company
100% Wise Dialog Bank S.p.A.
100% Monte Paschi Banque S.A.
100% Immobiliere Victor Hugo S.C.I.
100% Monte Paschi Conseil France S.A.S.
7% Siena Mortgages 07 5 S.p.A.
10% Siena PMI 2016 S.r.l.
60% Cirene Finance S.r.l.
90% MPS Covered Bond S.r.l.
90% MPS Covered Bond 2 S.r.l.
100% Monte Paschi Fiduciaria S.p.A.
52% G.Imm.Astor S.r.l.
100% Magazzini Generali Fiduciari di Mantova S.p.A.
100% MPS Tenimenti S.p.A.
86.35% Mediobanca Banca di Credito Finanziario S.p.A.
100% MBPS Leasing S.p.A.
100% Mediobanca Innovation Services Scpa
100% MB Funding Lux S.A.
100% Mediobanca SGR S.p.A.
100% Mediobanca Management Company S.A.
100% Mediobanca Securities USA LLC
93.50% Ram Active Investment S.A.
50% MB Speedup Limited
100% MB Facta S.p.A.
100% Mediobanca Premier S.p.A.
90% Mediobanca Covered Bond S.r.l.
100% Compass Banca S.p.A.
1%
99% Mediobanca International (Luxembourg) S.A.
100% Mediobanca International Immobilière Sarl
99.99% CMB Monaco SAM
99.89% CMG Monaco SAM
59.80% CMB Real Estate Development SAM
40%
100% Arma Partners LLP
100% Arma Deutschland GMBH
100% Arma Partners Corporate Finance Limited
100% Spafid S.p.A.
100% Spafid Trust
65.78% Polus Capital Management Group
100% Polus Investment Management Limited
100% Polus Capital Management Limited
100% Bybrook Capital Burton Partnership Limited
100% Polus Capital Management Inc.
100% Polus Capital Management Investments Limited
88.40% Messier & Associes
50% Messier & Associes LLC
100% Compass RE S.A.
100% Compass Rent S.r.l.
100% MBCredit Solutions S.p.A.
100% MBContact Solutions S.r.l.
90% Quarzo S.r.l.
100% Compass Link S.r.l.
100% Heylight AG
76.54% Heidi Pay AG
99.96% Heidi Pay LTD
100% Holipay S.r.l.
Direct control
Indirect control
Entities subject to de facto control
Entities not included in the Banking Group

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3.1.4	Summary of the most significant data on the activities of the Incorporating Company

Set out below are the most significant consolidated income statement and balance sheet data of the Incorporating Company for the financial years ended 31 December 2025 and 31 December 2024, as reported in the consolidated financial statements of the BMPS Group as at 31 December 2025, approved by the Board of Directors of BMPS on 10 March 2026.

(in thousands)

Assets		31 12 2025	31 12 2024
10.	Cash and cash equivalents	14,632,041	13,249,398
20.	Financial assets measured at fair value through profit or loss	26,355,179	6,532,829
	a) financial assets held for trading	23,751,707	6,076,580
	b) financial assets designated at fair value	1,506,408	-
	c) other financial assets mandatorily measured at fair value	1,097,064	456,249
30.	Financial assets measured at fair value through other comprehensive income	6,966,115	2,337,364
40.	Financial assets measured at amortised cost:	167,790,782	90,525,940
	a) loans to banks	9,215,826	3,365,869
	b) loans to customers	158,574,956	87,160,071
50.	Hedging derivatives	882,187	94,215
60.	Change in value of macro-hedged financial assets (+/-)	(1,013,617)	(411,547)
70.	Equity investments	7,829,009	672,284
90.	Property, plant and equipment	3,240,468	2,109,077
100.	Intangible assets	3,336,130	156,066
	-of which goodwill	2,961,256	7,900
110.	Tax assets	4,355,414	2,536,890
	a) current	267,434	104,272
	b) deferred	4,087,980	2,432,618
120.	Non-current assets and disposal groups held for sale	1,202,010	1,128,665
130.	Other assets	6,064,793	3,670,569
	Total assets	241,640,511	122,601,750

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(in thousands)

Liabilities and shareholders’ equity		31 12 2025	31 12 2024
10	Financial liabilities measured at amortised cost	186,034,457	102,751,412
	a) due to banks	26,282,409	9,811,321
	b) due to customers	120,257,933	82,632,195
	c) debt securities issued	39,494,115	10,307,896
20	Financial liabilities held for trading	11,245,657	2,605,745
30	Financial liabilities designated at fair value	5,682,471	119,670
40	Hedging derivatives	852,204	358,391
50	Change in value of macro-hedged financial liabilities (+/-)	(9,819)	(692)
60	Tax liabilities	1,165,269	5,616
	a) current	218,091	1,275
	b) deferred	947,178	4,341
70	Liabilities associated with assets held for sale	975,943	976,699
80	Other liabilities	4,309,893	3,131,958
90	Provision for employee severance pay	85,749	69,739
100	Provisions for risks and charges:	1,008,632	933,928
	a) commitments and guarantees issued	166,713	149,639
	b) pensions and similar obligations	3,173	3,255
	c) other provisions for risks and charges	838,746	781,034
110	Insurance liabilities	80,379	-
	a) insurance contracts issued that constitute liabilities	80,379	-
	b) reinsurance ceded that constitutes liabilities	-	-
120	Valuation reserves	58,811	60,449
150	Reserves	4,063,677	2,184,265
160	Share premium reserve	3,146,576	-
170	Share capital	17,978,187	7,453,451
180	Treasury shares (-)	(1,757)	-
190	Non-controlling interests (+/-)	2,248,475	336
200	Profit (Loss) for the year (+/-)	2,715,707	1,950,783
	Total liabilities and shareholders’ equity	241,640,511	122,601,750

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(in thousands)

Income statement items		31 12 2025	31 12 2024
10	Interest income and similar revenues	4,629,447	4,677,948
	of which: interest income calculated using the effective interest method	4,013,520	3,844,940
20	Interest expense and similar charges	(2,084,135)	(2,357,199)
30	Net interest income	2,545,312	2,320,749
40	Fee and commission income	2,090,257	1,688,468
50	Fee and commission expense	(313,974)	(233,431)
60	Net fee and commission income	1,776,283	1,455,037
70	Dividends and similar income	38,259	22,723
80	Net profit (loss) from trading	83,374	127,877
90	Net profit (loss) from hedging	8,313	(1,041)
100	Gains (losses) on disposal or repurchase of:	93,538	(8,572)
	a) financial assets measured at amortised cost	88,577	(7,677)
	b) financial assets measured at fair value through other comprehensive income	4,615	(270)
	c) financial liabilities	346	(625)
110	Net profit (loss) from other financial assets and liabilities measured at fair value through profit or loss:	(106,357)	(9,829)
	a) financial assets and liabilities designated at fair value	(77,137)	1,521
	b) other financial assets mandatorily measured at fair value	(29,220)	(11,350)
120	Net interest and other banking income	4,438,722	3,906,944
130	Net impairment losses/reversals for credit risk relating to:	(819,357)	(406,883)
	a) financial assets measured at amortised cost	(817,737)	(406,220)
	b) financial assets measured at fair value through other comprehensive income	(1,620)	(663)
140	Gains/losses from contractual changes without derecognition	(4,617)	(9,976)
150	Net income from financial activities	3,614,748	3,490,085
160	Result of insurance services	4,806	-
	a) insurance revenue from insurance contracts issued	6,924	-
	b) insurance service expenses from insurance contracts issued	2,118	-
	c) insurance revenue from reinsurance ceded	-	-
	d) insurance service expenses from reinsurance ceded	-	-
170	Balance of financial income and expenses relating to insurance business	18	-
	a) net financial income/expenses relating to insurance contracts issued	18	-
	b) net financial income/expenses relating to reinsurance ceded	-	-
180	Net income from financial and insurance activities	3,619,572	3,490,085
190	Administrative expenses:	(2,525,594)	(2,073,227)
	a) personnel expenses	(1,555,115)	(1,247,607)
	b) other administrative expenses	(970,479)	(825,620)
200	Net provisions for risks and charges	(17,419)	(63,761)
	a) commitments and guarantees issued	1,889	3,876
	b) other net provisions	(19,308)	(67,637)
210	Net adjustments to/recoveries on property, plant and equipment	(111,978)	(101,502)
220	Net adjustments to/recoveries on intangible assets	(74,839)	(67,847)
230	Other operating expenses/income	489,004	231,254
240	Operating costs	(2,240,826)	(2,075,083)
250	Gains (Losses) on equity investments	227,890	74,229
260	Net result of fair value measurement of property, plant and equipment and intangible assets	(23,725)	(27,355)
270	Impairment of goodwill	-	-
280	Gains (Losses) on disposal of investments	5,102	2,668
290	Profit (Loss) before tax from continuing operations	1,588,013	1,464,544
300	Income taxes for the year on continuing operations	1,123,541	508,100
310	Profit (Loss) after tax from continuing operations	2,711,554	1,972,644
320	Profit (Loss) after tax from discontinued operations	(224)	(22,021)
330	Profit (Loss) for the year	2,711,330	1,950,623
340	Profit (Loss) for the year attributable to non-controlling interests	(4,377)	(160)
350	Profit (Loss) for the year attributable to the Parent Company	2,715,707	1,950,783

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3.2	Mediobanca – Company to be Incorporated

3.2.1	Corporate details

The Company to be Incorporated is MEDIOBANCA – Banca di Credito Finanziario Società per Azioni, a company whose shares are listed on Euronext Milan, with registered office in Milan (MI), Piazzetta Enrico Cuccia, No. 1, share capital of Euro 444,680,575, fully subscribed and paid-in, divided into 813,279,689 ordinary shares with no par value, tax code and registration number with the Companies’ Register of Milan-Monza-Brianza-Lodi 00714490158, enrolled in the Register of Banks held by the Bank of Italy under No. 4753, ABI code No. 10631, subject to the management and coordination of BMPS and belonging to the banking group of the same name, enrolled in the Register of Banking Groups under No. 1030.6, member of the Interbank Deposit Protection Fund and of the National Guarantee Fund.

3.2.2	Corporate purpose

Pursuant to Article 3 of the by-laws of Mediobanca, the corporate purpose of the Company to be Incorporated “[…] is the collection of savings and the exercise of credit in the permitted forms, with special regard to medium and long-term financing of businesses. In compliance with the provisions in force, the company may carry out all banking, financial and intermediation transactions and services, as well as any other transaction that is instrumental or in any way connected to the achievement of the corporate purpose.

The Company is part of the Monte dei Paschi di Siena Banking Group. It is subject to the management and coordination of the Parent Company Banca Monte dei Paschi di Siena S.p.A. pursuant to the provisions of Legislative Decree No. 385 of 1 September 1993 and Articles 2497 et seq. of the Italian Civil Code.

In particular, pursuant to Article 61, paragraph 4, of Legislative Decree No. 385 of 1 September 1993, the Company is required to comply with the instructions issued by the Parent Company Banca Monte dei Paschi di Siena S.p.A. to ensure compliance with and the execution of the instructions given by the Bank of Italy in the interest of the stability of the Group. The Directors of the Company provide the Parent Company with all data and information for the issuance of the aforementioned instructions.”

3.2.3	Description of the activities of Mediobanca

Mediobanca became part of the BMPS Group following the completion of the Offer.

The activities of Mediobanca and its subsidiaries are organised into the following divisions:

(i) Corporate & Investment Banking (“CIB”): the CIB division comprises financial advisory and corporate finance, capital markets, structured finance, merchant banking and specialty finance activities, with particular reference to medium and long-term financing of businesses. Mediobanca operates in this segment as advisor of reference for mergers and acquisitions, bond and equity issues, as well as structured finance transactions for corporate and institutional clients of primary national and international standing.

(ii) Wealth Management: the division offers specialised wealth management services to clients ranging from affluent investors to private and institutional clients. The activity includes private banking, advanced financial advisory, fiduciary services and product management through dedicated companies. The division is characterised by an integrated model focused on service quality, product diversification and long-term wealth protection;

(iii) Consumer Finance: the division operates in the consumer credit segment, providing personal loans, special-purpose loans and revolving credit cards to retail clients. The activity is carried out mainly through Compass Banca S.p.A., a leading company in the Italian consumer credit market;

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(iv) Principal Investing: the division groups together the portfolio of minority shareholdings of the banking group and currently consists mainly of the significant shareholding in Assicurazioni Generali S.p.A., one of the leading insurance groups worldwide, which represents a source of revenues, profits and capital generation uncorrelated to the cycle of banking activities, contributing to the stability of results and increasing growth potential.

A summary chart of the companies directly and indirectly controlled by Mediobanca as at 31 December 2025 is set out below.

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Explanatory Report of the Board of Directors on item 1 on the Agenda - Extraordinary Part

3.2.4	Summary of the most significant data on the activities of the Company to be Incorporated

Set out below are the most significant consolidated income statement and balance sheet data of the Company to be Incorporated for the financial years ended 31 December 2025 and 30 June 2025, as reported in the consolidated financial statements of Mediobanca as at 31 December 2025.

(in thousands)

Assets		31 12 2025	30 06 2025
10.	Cash and cash equivalents	1,673,614	1,033,735
20.	Financial assets measured at fair value through profit or loss	18,154,578	18,241,006
	a) financial assets held for trading	15,932,463	15,889,997
	b) financial assets designated at fair value	1,506,408	1,659,448
	c) other financial assets mandatorily measured at fair value	715,707	691,561
30.	Financial assets measured at fair value through other comprehensive income	5,129,715	5,393,024
40.	Financial assets measured at amortised cost	71,154,524	70,315,458
	a) loans to banks	5,738,730	5,132,240
	b) loans to customers	65,415,794	65,183,218
50.	Hedging derivatives	161,471	329,708
60.	Change in value of macro-hedged financial assets (+/-)	(29,712)	-
70.	Equity investments	4,235,215	3,988,826
80.	Insurance assets	-	-
	a) insurance contracts issued that constitute assets	-	-
	b) reinsurance ceded that constitutes assets	-	-
90.	Property, plant and equipment	1,206,741	882,609
100.	Intangible assets	1,023,764	1,087,593
	of which:	-	-
	goodwill	792,857	856,839
110.	Tax assets	477,825	627,067
	a) current	199,453	323,696
	b) deferred	278,372	303,371
120.	Non-current assets and disposal groups held for sale	7,476	-
130.	Other assets	2,811,344	2,298,276
	Total assets	106,006,555	104,197,302

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(in thousands)

Liabilities and shareholders’ equity		31 12 2025	30 06 2025
10	Financial liabilities measured at amortised cost	77,683,997	75,183,290
	a) due to banks	14,971,657	12,347,364
	b) due to customers	34,768,281	34,091,725
	c) debt securities issued	27,944,059	28,744,201
20	Financial liabilities held for trading	8,372,954	8,987,758
30	Financial liabilities designated at fair value	5,556,053	5,046,671
40	Hedging derivatives	635,963	1,037,377
50	Change in value of macro-hedged financial liabilities (+/-)	(9,819)	-
60	Tax liabilities	672,195	774,855
	a) current	205,807	345,029
	b) deferred	466,388	429,826
70	Liabilities associated with assets held for sale	-	-
80	Other liabilities	1,428,736	1,574,007
90	Provision for employee severance pay	17,851	18,905
100	Provisions for risks and charges:	120,369	114,597
	a) commitments and guarantees issued	20,188	19,754
	b) pensions and similar obligations	182	241
	c) other provisions for risks and charges	99,999	94,602
110	Insurance liabilities	80,379	82,422
	a) insurance contracts issued that constitute liabilities	80,379	82,422
	b) reinsurance ceded that constitutes liabilities	-	-
120	Valuation reserves	(23,009)	(215,469)
130	Redeemable shares	-	-
140	Equity instruments	-	-
150	Reserves	8,836,054	8,318,049
160	Share premium reserve	1,766,332	1,854,182
170	Share capital	444,681	444,681
180	Treasury shares (-)	(103,325)	(369,631)
190	Non-controlling interests (+/-)	14,556	14,108
200	Profit (loss) for the year (+/-)	512,588	1,331,501
	Total liabilities and shareholders’ equity	106,006,555	104,197,302

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(in thousands)

Income statement items		31 12 2025	30 06 2025
10	Interest income and similar revenues	1,851,964	3,901,898
	of which: interest income calculated using the effective interest method	1,556,358	3,276,459
20	Interest expense and similar charges	(972,733)	2,050,130)
30	Net interest income	879,231	1,851,768
40	Fee and commission income	546,149	1,172,369
50	Fee and commission expense	(135,488)	(220,764)
60	Net fee and commission income	410,661	951,605
70	Dividends and similar income	38,590	172,782
80	Net profit (loss) from trading	(66,564)	220,373
90	Net profit (loss) from hedging	6,661	(9,623)
100	Gains (losses) on disposal or repurchase of:	40,146	48,669
	a) financial assets measured at amortised cost	35,121	(1,668)
	b) financial assets measured at fair value through other comprehensive income	8,180	53,549
	c) financial liabilities	(3,155)	(3,212)
110	Net profit (loss) from other financial assets and liabilities measured at fair value through profit or loss	(132,798)	(196,108)
	a) financial assets and liabilities designated at fair value	(138,365)	(214,838)
	b) other financial assets mandatorily measured at fair value	5,567	18,730
120	Net interest and other banking income	1,175,927	3,039,466
130	Net impairment losses/reversals for credit risk:	(164,355)	(230,244)
	a) financial assets measured at amortised cost	(164,513)	(232,657)
	b) financial assets measured at fair value through other comprehensive income	158	2,413
140	Gains/losses from contractual changes without derecognition	6	(191)
150	Net income from financial activities	1,011,578	2,809,031
160	Result of insurance services	9,833	21,231
	a) insurance revenue from insurance contracts issued	14,028	29,714
	b) insurance service expenses from insurance contracts issued	(4,195)	(8,483)
	c) insurance revenue from reinsurance ceded	-	-
	d) insurance service expenses from reinsurance ceded	-	-
170	Balance of financial income and expenses relating to insurance business	38	(243)
	a) net financial income/expenses relating to insurance contracts issued	38	(243)
	b) net financial income/expenses relating to reinsurance ceded	-	-
180	Net income from financial and insurance activities	1,021,449	2,830,019
190	Administrative expenses:	(888,505)	(1,639,342)
	a) personnel expenses	(476,732)	(856,521)
	b) other administrative expenses	(411,773)	(782,821)
200	Net provisions for risks and charges	(14,097)	(5,442)
	a) commitments and guarantees issued	(434)	1,641
	b) other net provisions	(13,663)	(7,083)
210	Net adjustments to/recoveries on property, plant and equipment	(40,139)	(77,062)
220	Net adjustments to/recoveries on intangible assets	(30,116)	(28,803)
230	Other operating expenses/income	394,177	205,756
240	Operating costs	(578,680)	(1,544,893)
250	Gains (Losses) on equity investments	270,335	496,821
260	Net result of fair value measurement of property, plant and equipment and intangible assets	1,037	109
270	Impairment of goodwill	(51,200)	(4,385)
280	Gains (Losses) on disposal of investments	607	(50)
290	Profit (Loss) before tax from continuing operations	663,548	1,777,621
300	Income taxes for the year on continuing operations	(150,298)	(445,120)
310	Profit (Loss) after tax from continuing operations	513,250	1,332,501
320	Profit (Loss) after tax from discontinued operations	-	-
330	Profit (Loss) for the year	513,250	1,332,501
340	Profit (Loss) for the year attributable to non-controlling interests	(662)	(1,000)
350	Profit (Loss) for the year attributable to the Parent Company	512,588	1,331,501

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Explanatory Report of the Board of Directors on item 1 on the Agenda - Extraordinary Part

4.	REFERENCE BALANCE SHEETS

The Merger will be resolved upon using as Reference Balance Sheets, pursuant to and for the purposes of Article 2501-quater, paragraph 1, of the Italian Civil Code, the draft financial statements as at 31 December 2025 approved by the Boards of Directors of BMPS and Mediobanca on 10 March 2026 and 5 March 2026, respectively, taking into account, for the purposes of the same provision, the filing of the Merger Plan at the registered offices, which took place on 29 June 2026. The aforementioned draft financial statements were audited by the company engaged for the statutory audit, PricewaterhouseCoopers S.p.A., and were approved by the ordinary shareholders’ meetings of BMPS and Mediobanca held on 15 April 2026 and 14 April 2026, respectively.

Such documents are available to the public on the internet websites of the Companies Participating in the Merger.

5.	EXCHANGE RATIO AND CRITERIA FOLLOWED FOR ITS DETERMINATION. VALUES ATTRIBUTED TO THE COMPANIES PARTICIPATING IN THE MERGER FOR THE PURPOSES OF DETERMINING THE EXCHANGE RATIO

5.1	INTRODUCTION

For the purposes of determining the economic terms of the Merger, the Boards of Directors of the Companies Participating in the Merger availed themselves of financial advisors of proven professional standing and, in particular:

- as regards BMPS: J.P. Morgan Securities plc, UBS Europe SE and Jefferies GmbH;

- as regards Mediobanca: Morgan Stanley & Co. International PLC.

In addition, for the purposes of preparing their opinions, the RPT Committees of BMPS and Mediobanca deemed it appropriate to avail themselves of the support, as regards the financial aspects of the transaction, of Alvarez & Marsal Italia S.r.l. and Rothschild & Co. Italia S.p.A., respectively.

The advisors that assisted the Boards of Directors and the RPT Committees of the Companies Participating in the Merger were selected by virtue of their proven ability, professional standing and experience in this type of transactions, suitable for the performance of the engagement and for supporting the Companies Participating in the Merger in their determinations relating to the assessment of the fairness of the Exchange Ratio and of the advantageousness and fairness of the Merger, also having regard to the complexity of the structure of the transaction.

After having examined and endorsed the valuations of their respective financial advisors, on 10 March 2026, subject to the favourable opinion of their respective RPT Committees and on the basis of the preliminary investigation documentation received, the Boards of Directors of the Companies Participating in the Merger determined the Exchange Ratio as follows: 2.450 ordinary shares of the Incorporating Company, ranking pari passu with the existing shares, for each ordinary share of Mediobanca.

The Exchange Ratio is not subject to adjustments or cash settlements.

The Exchange Ratio was calculated already taking into account the distribution of the dividends for the 2025 financial year announced by the Boards of Directors of BMPS and Mediobanca on 10 February 2026 and 9 February 2026, respectively.

The fairness of the Exchange Ratio was submitted for the assessment of the Joint Expert pursuant to and for the purposes of Article 2501-sexies of the Italian Civil Code, appointed by the Court of Florence, Specialised Business Section, following the joint application filed by BMPS and Mediobanca on 20 April 2026. The report of the Joint Expert is made available to the public within the timeframes and in the manner prescribed by applicable laws and regulations.

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5.2	Reference date and documentation used

The reference income statement and balance sheet figures of the Merger consist of the draft financial statements as at 31 December 2025 (hereinafter, the “Reference Date”), approved by the Boards of Directors of the Companies Participating in the Merger on 10 March 2026 and 5 March 2026, respectively. The aforementioned draft financial statements were audited by the company engaged for the statutory audit, PricewaterhouseCoopers S.p.A., and were approved by the ordinary shareholders’ meetings of BMPS and Mediobanca held on 15 April 2026 and 14 April 2026, respectively.

For the conduct of the valuation analyses by the financial advisors, the following public information and data provided by BMPS and Mediobanca were used (the “Information”):

1.	the consolidated financial statements of the two banks for the latest available financial years;

2.	the public information concerning the two companies, including communications to the market, corporate documents and investor presentations;

3.	the business and financial plans prepared by the management of the two banks;

4.	information and clarifications provided by the management during meetings and discussions;

5.	analyses of comparable companies;

6.	any other information deemed relevant for the purposes of the valuation.

It is specified that, for the purposes of determining the exchange ratio, account was also taken of the financial plans prepared by the respective management teams, the economic, balance sheet and financial projections of which are formulated on the basis of the ownership, corporate and operating structure currently in place. In particular, the projections considered reflect a scenario in which BMPS holds a shareholding (net of the treasury shares of Mediobanca) of approximately 87% of the shares of Mediobanca, with the latter remaining a listed company, and therefore in the absence of a merger transaction and consequent delisting. The synergies included in the aforementioned projections are also consistently determined on the basis of the same perimeter and the same current corporate configuration and, consequently, do not incorporate economic and financial effects attributable to alternative scenarios, including extraordinary integration processes or changes in listing status.

5.3	Valuation methodologies used for the purposes of determining the Exchange Ratio

Taking into account the specific features of BMPS and Mediobanca, the type of operations, the reference market in which they operate, the valuation practice in line with national and international standards and the Information, the valuation methodologies deemed applicable are the following:

1.	The Dividend Discount Model methodology in the so-called excess capital variant. The Dividend Discount Model method in the so-called excess capital variant is based on the assumption that the economic value of a company is equal to the sum of the present value of:

a.	the cash flows of the potential future dividends distributable to shareholders generated over the selected time horizon without affecting the level of capitalisation necessary to maintain a predetermined long-term target level of regulatory capital. Such flows are therefore independent of the dividend policy actually envisaged or adopted by the management;

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b.	the long-term value of the company (so-called “terminal value”) calculated as the present value of a perpetuity estimated on the basis of a normalised distributable cash flow, economically sustainable and consistent with a long-term growth rate;

2.	The market multiples method in the variant of the stock market price of comparable listed companies on their prospective earnings. According to the market multiples method, the value of a company is determined by taking as reference the indications provided by the stock market with regard to companies having characteristics similar to those of the company being valued. The criterion is based on the determination of multiples calculated as the ratio between stock market values and economic, balance sheet and financial figures of a selected sample of comparable companies. The multiples thus determined are applied, with the appropriate integrations and adjustments, to the corresponding figures of the company being valued, in order to estimate a range of values. For the purposes of determining the exchange ratio and on the basis of the specific characteristics of the banking sector and of market practice, the Price / Prospective Earnings multiple for 2026, 2027 and 2028 was selected. The degree of reliability of the valuation under the market multiples method depends on an appropriate adaptation of the method itself to the specific valuation in question. In this respect, the affinity, from an operational and financial standpoint, between the companies included in the reference sample and those being valued is particularly relevant. The significance of the results is, in fact, dependent on the comparability of the sample. The securities of the selected companies must also have a good degree of liquidity and must not relate to companies whose prices could be affected by particular contingent situations;

3.	The linear regression method between the multiples of the stock market price to the tangible book value of listed companies and their respective levels of prospective profitability expressed by the return on average tangible equity for the period (RoTE). According to the linear regression method, the economic value of a company may be identified on the basis of parameters identified through the correlation (if statistically significant) between the price / tangible book value multiples of the same sample of listed companies and their respective levels of prospective profitability, with the appropriate integrations and adjustments, expressed by the return on average tangible equity for the period (RoTE). Specifically, a linear regression analysis was carried out of the latest available price / tangible book value against the expected RoTE for 2026 in order to define the parameters necessary for the valuation of the companies. For the purposes of this methodology, a broad and statistically significant sample of listed banks at European level was selected. Certain limitations affect the relevance of this methodology, mainly related to the accounting and regulatory treatment of the shareholding in Generali.

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The results of the methodologies illustrated were also adjusted on an ex-dividend basis to reflect and take into account the distribution of the dividends for the 2025 financial year carried out by BMPS and Mediobanca as announced by the Boards of Directors of BMPS and Mediobanca on 10 February 2026 and 9 February 2026, respectively.

The analyses and methodologies illustrated were prepared assuming that the payment of the dividends already announced by BMPS and Mediobanca took place prior to the effective date of the Merger, a circumstance confirmed as at the date of the Report. For each methodology illustrated, a reference range for the exchange ratio (ex-dividend) was identified:

1.	The Dividend Discount Model methodology in the so-called excess capital variant: 2.086-2.790 BMPS shares for each Mediobanca share;

2.	The market multiples method in the variant of the stock market price of comparable listed companies on their prospective earnings: 2.060-2.909 BMPS shares for each Mediobanca share;

3.	The linear regression method: 2.328-2.961 BMPS shares for each Mediobanca share.

5.4	Points of attention and limitations encountered in the assessment of the Exchange Ratio

In identifying the methodologies and in preparing the valuation analyses relating to the determination of the exchange ratio, the following main limitations and points of attention were encountered:

1.	Use of data taken from the consolidated financial statements: the use of the consolidated financial statements gave rise to certain complexities in making adjustments to the income and balance sheet figures due to the presence of non-recurring charges and revenues (e.g. integration costs for both companies, one-off revenues relating to the real estate project of Mediobanca in Monaco). It is also noted that the circumstance that Mediobanca is held by BMPS through a shareholding (net of the treasury shares of Mediobanca) of approximately 87% made it necessary to make specific adjustments aimed at reflecting the exclusion of minority interests from the valuation of the companies. Likewise, the circumstance that Mediobanca (and consequently BMPS, indirectly through Mediobanca) holds a 13% shareholding in Generali gave rise to difficulties and limitations in defining any adjustments and accounting impacts aimed at determining standalone values.

2.	Use of forecast data: the analysis was carried out using forecast data taken from the financial plans provided by the management of the banks, which, by their very nature, entail a degree of uncertainty.

3.	Valuation methods: the valuations carried out reflect the limitations and particularities inherent in the various valuation methods used.

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6.	PROCEDURES FOR THE ALLOTMENT OF THE SHARES OF THE INCORPORATING COMPANY AND DIVIDEND ENTITLEMENT DATE THEREOF

The Merger will be implemented by means of the following transactions: (i) the cancellation without exchange of the treasury shares held by Mediobanca as at the date of completion of the Merger; (ii) the cancellation without exchange of the shares of Mediobanca owned by BMPS as at the date of completion of the Merger; (iii) the cancellation of the remaining ordinary shares of the Company to be Incorporated and the allotment in exchange of ordinary shares of the Incorporating Company on the basis of the Exchange Ratio.

To service the allotment of the shares in exchange, BMPS will increase its share capital by a maximum of Euro 1,609,487,836.43, through the issuance of a maximum of 272,012,804 new ordinary shares, with no par value (the “Capital Increase”).

The number of shares of BMPS to be issued to service the Exchange Ratio is determined by taking as reference the entire share capital of Mediobanca represented by the shares currently issued by it (net of the portion held by BMPS). For this purpose, the treasury shares of Mediobanca currently held by it are therefore also taken into account, since they may, before the Merger becomes effective, be allotted to the beneficiaries of the 2025-2026 Performance Shares Plan, where the relevant conditions are met, and/or be sold on the market. Otherwise, in the event that the treasury shares currently held by Mediobanca remain in the portfolio of Mediobanca itself as at the date of implementation of the Merger, such treasury shares will be cancelled as a result of the Merger, without any exchange for shares issued by the Incorporating Company, in view of the prohibition set out in Article 2504-ter of the Italian Civil Code.

With reference to the 2025-2026 Performance Shares Plan, as well as to any further share-based incentive plans (where the relevant shares have not already been allotted to and made available to the respective beneficiaries before the Merger becomes effective), in order to allow BMPS, as the entity resulting from the merger and universal successor of Mediobanca, to continue to fulfil the obligations undertaken under the Plans, a specific proposal for the authorisation of the purchase of treasury shares is submitted to the Shareholders’ Meeting, in ordinary session, in order to ensure the provision necessary also for the execution of the incentive plans relating to Mediobanca, so as to guarantee the maintenance and preservation of equivalent treatment for the relevant beneficiaries, all in compliance with applicable regulations.

The newly issued shares of the Incorporating Company allotted in exchange will be listed on Euronext Milan, organised and managed by Borsa Italiana S.p.A., in the same way as the ordinary shares of BMPS already outstanding, and will be subject to the dematerialisation regime and centralised management with Monte Titoli S.p.A., pursuant to Articles 83-bis et seq. of the CFA.

A service for the handling of any fractional shares will be made available to the shareholders of Mediobanca, at market prices, without any additional charges for expenses, stamp duties or commissions. Alternatively, different procedures may be activated to ensure the overall squaring of the transaction.

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The newly issued ordinary shares of BMPS to service the Exchange Ratio will be made available to the shareholders of Mediobanca, other than BMPS, in the manner applicable to securities centralised with Monte Titoli S.p.A. and dematerialised, starting from the date on which the Merger becomes effective for civil law purposes, if such date is a stock exchange trading day, or from the first stock exchange trading day thereafter.

The exchange transactions will be carried out through authorised intermediaries, without any charges, expenses or commissions being borne by the shareholders of Mediobanca.

The ordinary shares of BMPS allotted in exchange will rank pari passu with the existing shares and will grant their holders rights equivalent to those attributed, by law and by the by-laws, to the other holders of ordinary shares of BMPS outstanding as at the date of allotment.

7.	DATE FROM WHICH THE MERGER TAKES EFFECT AND FROM WHICH THE TRANSACTIONS OF THE COMPANY TO BE INCORPORATED ARE RECORDED IN THE FINANCIAL STATEMENTS OF THE INCORPORATING COMPANY

Subject to the fulfilment (or, where permitted, the waiver) of the conditions precedent referred to in paragraph 2.2 above, the Merger will take effect for civil law purposes, pursuant to Article 2504-bis, paragraph 2, of the Italian Civil Code, from the date of the last of the registrations of the Merger deed, or from the later date indicated in the deed itself.

Starting from the effective date of the Merger, the Incorporating Company will succeed by operation of law to all the assets and liabilities of the Company to be Incorporated and to all the rights, claims and entitlements, as well as to all the obligations, commitments and duties of any nature attributable to it, in accordance with the provisions of Article 2504-bis, paragraph 1, of the Italian Civil Code.

For accounting purposes, the transactions of the Company to be Incorporated will be recorded in the financial statements of the Incorporating Company with effect from 1 January of the financial year in which the Merger takes effect for civil law purposes. The tax effects will also run from the same date.

8.	TAX ASPECTS

Direct taxes

With reference to direct taxes, the tax consequences of the merger transaction are governed, first of all, by Article 172 of Presidential Decree No. 917 of 22 December 1986 (hereinafter also the “TUIR”). According to such provision, the merger transaction is tax neutral and, as such, does not constitute a realisation or distribution of capital gains or losses on the assets of the companies participating in it, including those relating to inventories and goodwill.

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Consistently with the principle of tax neutrality, any merger differences that may emerge as a result of the merger do not contribute to the formation of taxable income, as the specific transaction is not relevant for the purposes of income taxes and IRAP. Correspondingly, any higher values which, as a result of the merger, may be attributed to the assets and liabilities deriving from the incorporated company will not be taxable in the hands of the incorporating company; as a result, however, the assets received by the incorporating company will be valued for tax purposes on the basis of the last value recognised for income tax purposes in the hands of the incorporated company.

However, by way of derogation from the principle of continuity of values, the combined provisions of paragraph 10-bis of Article 172 and paragraph 2-ter of Article 176 of the TUIR allow, subject to (i) the exercise of a specific option and (ii) the payment of a tax in lieu of corporate income tax (IRES) and/or the payment of a tax in lieu of regional tax on productive activities (IRAP) (to which any surtaxes or increases are to be added), the tax recognition of the higher values which the incorporating company, following the merger, may attribute in its financial statements to the assets constituting tangible and intangible fixed assets. The higher values subject to substitute tax are deemed recognised starting from the tax period during which the option is exercised. The amount of the substitute tax must be paid in a single instalment by the deadline for the payment of the balance of the taxes relating to the financial year during which the transaction was carried out.

In the event of realisation of the assets before the third tax period following that in which the option was exercised, the option ceases to be effective (so-called “recapture”), with the consequence that the tax cost of the revalued assets is reduced by the higher values subject to substitute tax and by any higher depreciation deducted, and the substitute tax paid is correspondingly deducted from the related taxes due.

Under certain conditions, it is also possible to access the regime for the realignment of the differences between book values and tax values provided for by Articles 10 et seq. of Legislative Decree No. 192 of 2024.

In principle, the merger entails the succession of the incorporating company to all the legal positions, including those of a tax nature, of the incorporated company. The legal positions to which the incorporating company succeeds also include the regime of suspension of reserves and the right to carry forward losses of previous financial years, the ACE surplus and the surplus of non-deductible interest expense referred to in Article 96 of the TUIR, to which, however, certain specific rules apply.

Pursuant to paragraph 5 of the aforementioned Article 172 of the TUIR, the reserves under tax suspension recorded in the last financial statements of the incorporated company contribute to the formation of the income of the incorporating company if and to the extent that they have not been reconstituted in its financial statements, primarily using any merger surplus. Such provision does not apply to reserves taxable only in the event of distribution (so-called reserves subject to a moderate suspension regime), which must be reconstituted in the equity of the incorporating company only if there is a merger surplus or a share capital increase for an amount exceeding the aggregate capital of the companies participating in the merger, net of the portions of the capital of each of them already held by the same or by others. In this case, the reserves contribute to the formation of the income of the incorporating company only in the event of subsequent distribution of the surplus or reduction of the capital due to excess. The same reserves subject to the moderate suspension regime which, prior to the merger, were allocated to the capital of the incorporated company are deemed to be transferred to the capital of the incorporating company and contribute to the formation of its income in the event of reduction of the capital due to excess.

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Pursuant to paragraph 7 et seq. of the aforementioned Article 172 of the TUIR, the tax losses of the companies participating in the merger (as well as the surplus of non-deductible interest expense referred to in Article 96 of the TUIR and the so-called ACE surplus), including the incorporating company, may be deducted from the income of the incorporating company for the part of their amount that does not exceed the economic value of the net equity of the company carrying forward the losses (or the other aforementioned tax items); such value, determined as at the effective date of the merger pursuant to Article 2504-bis of the Italian Civil Code, must result from a sworn valuation report prepared by a person appointed by the company. The economic value of the net equity is reduced by an amount equal to twice the sum of the contributions and payments made in the last twenty-four months prior to the effective date of the merger, pursuant to Article 2504-bis of the Italian Civil Code. In the absence of the sworn valuation report, the carry-forward of losses (and of the other aforementioned tax items) is permitted within the limits of the value of the respective book net equity as resulting from the last financial statements or, if lower, from the balance sheet referred to in Article 2501-quater of the Italian Civil Code, without taking into account the contributions and payments made in the last twenty-four months prior to the date to which the balance sheet refers.

In any event, the possibility for the incorporating company to carry forward and deduct tax losses (and the other items) is subject to the fulfilment of the so-called “vitality requirements”, i.e. the conditions that the income statement of the relevant company (i.e. the company carrying forward the losses) relating to:

a) the financial year preceding that during which the merger takes effect pursuant to Article 2504-bis of the Italian Civil Code shows an amount of revenues and income from core activities and an amount of expenses for employee services and related contributions, referred to in Article 2425 of the Italian Civil Code, exceeding 40 per cent of the average of the last two preceding financial years; for entities preparing their financial statements in accordance with international accounting standards, the corresponding income statement items are taken into account;

b) the period of time between the beginning of the financial year during which the merger takes effect pursuant to Article 2504-bis of the Italian Civil Code and the date preceding the effective date of the merger, prepared in compliance with the accounting standards applied for the purposes of preparing the financial statements, shows an amount of revenues and income from core activities and an amount of expenses for employee services and related contributions, referred to in Article 2425 of the Italian Civil Code, on an annualised basis, exceeding 40% of the average of the last two preceding financial years; for entities preparing their financial statements in accordance with international accounting standards, the corresponding income statement items are taken into account.

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In the event of backdating of the tax effects of the merger, the limitations set out in the aforementioned paragraph 7 also apply to the loss, determined according to the ordinary rules, that would have been generated autonomously by the incorporated company in relation to the period between the beginning of the tax period and the date preceding the effective date of the merger pursuant to Article 2504-bis of the Italian Civil Code.

Under the terms of paragraph 3 of Article 172, the neutrality of the merger is also provided for the shareholders of the incorporated company, for whom the exchange of the shareholdings held in the incorporated company does not constitute a realisation of the securities, representing, rather, a mere replacement of the same (which will be cancelled as a result of the merger) with the securities of the incorporating company. In other words, regardless of the emergence of any capital gain commensurate with the difference between the cost value of the shares replaced and the current value of those received, the exchange is not relevant for income purposes in the hands of the shareholders. Where, however, a cash adjustment in favour of the shareholders of the incorporated company were to be provided for, the relevance for income purposes in respect of the latter would be limited to such amount.

With reference to the domestic tax consolidation regime (governed by Articles 117 et seq. of the TUIR) in which the incorporating company participates, as “consolidating entity”, the merger transaction does not give rise to any interruption or modification of the relevant rules.

Indirect taxes

For indirect tax purposes, the merger constitutes a transaction excluded from the scope of application of VAT, pursuant to Article 2, third paragraph, letter f), of Presidential Decree No. 633 of 26 October 1972. According to such provision, in fact, transfers of assets as a result of company mergers are not considered supplies relevant for VAT purposes. The merger is in any event abstractly capable of being relevant for the purposes of the adjustment (so-called pro rata temporis) of the VAT deduction percentage provided for by Article 19-bis2, paragraph 7, of Presidential Decree No. 633 of 1972.

As regards registration tax, the merger deed, pursuant to Article 4, letter b), of Part One of the Tariff attached to Presidential Decree No. 131 of 26 April 1986, is subject to a fixed tax in the amount of Euro 200.00.

The mortgage and cadastral formalities relating to any real estate transferred in the context of the merger are also subject to mortgage and cadastral taxes in a fixed amount, equal to Euro 200.00 for each tax, pursuant to Article 10, paragraph 2, as well as pursuant to Article 4 of the tariff attached to Legislative Decree No. 347 of 1990.

For the purposes of the financial transaction tax referred to in Article 1, paragraphs 491 to 500, of Law No. 228 of 24 December 2012 (so-called Tobin Tax), the merger does not constitute a taxable transaction.

Rules on assessment and collection

The payment obligations of the incorporated company are fulfilled by the same until the effective date and, after such date, are deemed to be transferred to the incorporating company (pursuant to Article 172, paragraph 10, of the TUIR).

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As a result of the merger, assessment and collection notices will be served on the incorporating company, which will also be the addressee of any audits concerning the incorporated company, without prejudice to the time limits deriving from the participation of the incorporated company in the cooperative compliance regime referred to in Legislative Decree No. 128 of 2015. With reference to the participation of the incorporated company in the cooperative compliance regime, in principle, the merger results in the interruption of such regime, save for its continuation on the residual perimeter - in the context of the reorganisation project illustrated herein - in consideration of the indications that will be provided by the Tax Authorities.

9.	COMPANY RESULTING FROM THE MERGER

9.1	Composition of the significant shareholders of the Incorporating Company

The following table shows the shareholders of the Incorporating Company which - as at the date of the Report, on the basis of the notifications pursuant to Article 120 of the CFA2, of the results of the shareholders’ register, as well as on the basis of the other information available to BMPS – hold a portion of the share capital or of the voting rights exceeding 3% of the share capital3

DECLARANT	% OF VOTING RIGHTS
Delfin S.à r.l.	17.53%
Francesco Gaetano Caltagirone Group (*)	10.26%
Ministry of Economy and Finance	4.86%
BlackRock, Inc. (**)	4.66%
BPM (***)	3.74%

(*) Source: CONSOB website. Shareholdings and voting rights held through companies of the Caltagirone Group; as at the dividend payment date of 20 May 2026, the Caltagirone Group held 13.49% of the share capital.

(**) Shareholdings and voting rights held through companies belonging to the BlackRock Group as notified to the Offeror through Form 120/B of 30 April 2026. Such shareholding is represented by voting rights relating to ordinary shares of MPS (4.665% of the share capital) and by potential shareholdings and other long positions with physical and cash settlement (equal to 0.302% of the share capital).

(***) As at the dividend payment date of 20 May 2026, the shareholding and the voting rights were also held through Anima Holding S.p.A.

2 As specified by CONSOB on its website, the percentages published by the Authority derive from the notifications made by each shareholder, pursuant to Article 120 of the CFA, on the basis of the thresholds provided for by Article 117 of the Issuers’ Regulation (3%, where the listed issuer is not an SME, 5%, 10%, 15%, 20%, 25%, 30%, 50%, 66.6̅% and 90%). Therefore, in the event of a change in the shareholding within the thresholds which does not give rise to new notification obligations for the shareholder, the percentages reported may not be in line with more updated data made public by other sources.

3 By Form 120 (TR-1) submitted on 19 August 2026, Barclays PLC notified that it holds, through Barclays Capital Securities Limited, an aggregate shareholding for a total position equal to 5.03% of the share capital. Such shareholding is represented by voting rights relating to shares (0.08% of the share capital) and by voting rights through financial instruments (potential shareholdings and other long positions equal in total to 4.95% of the share capital).

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As at the date of the Report, no shareholders’ agreements relevant pursuant to Article 122 of the CFA and the applicable provisions of the Issuers’ Regulation concerning the shares of BMPS are known.

As at the date of this Report, there is no natural or legal person exercising control over BMPS pursuant to and for the purposes of Article 2359 of the Italian Civil Code, Article 93 of the CFA and Article 23 of the CBA.

9.2	Composition of the significant shareholders of the Company to be Incorporated

The following table shows the shareholders of the Company to be Incorporated which - as at the date of the Report, on the basis of the notifications pursuant to Article 120 of the CFA, of the results of the shareholders’ register, as well as on the basis of the other information available to Mediobanca – hold a portion of the share capital or of the voting rights exceeding 3% of the share capital.

DECLARANT	DIRECT SHAREHOLDER	% OF VOTING RIGHTS
BANCA MONTE DEI PASCHI DI SIENA SPA	BANCA MONTE DEI PASCHI DI SIENA SPA	86.348
	Total BANCA MONTE DEI PASCHI DI SIENA SPA	86.348

Therefore, as at the date of this Report, Mediobanca is directly controlled by BMPS pursuant to Article 2359 of the Italian Civil Code, Article 93 of the CFA and Article 23 of the CBA, and is subject to the management and coordination of BMPS pursuant to and for the purposes of Article 61 of the CBA and Articles 2497 et seq. of the Italian Civil Code.

As at the date of the Report, no shareholders’ agreements pursuant to Article 122 of the CFA and the applicable provisions of the Issuers’ Regulation concerning the shares of Mediobanca are known.

9.3	Forecasts on the composition of the significant shareholders and on the control structure of BMPS following the Merger

Assuming that the current ownership structure of the Incorporating Company and of the Company to be Incorporated remains unchanged between the date of this Report and the effective date of the Merger, taking into account the Exchange Ratio, following the Merger the shareholding structure of BMPS will change as follows:

DECLARANT	% OF VOTING RIGHTS
Delfin S.à r.l.	16.09%
Francesco Gaetano Caltagirone Group	9.42%
Ministry of Economy and Finance	4.46%
BlackRock, Inc.	4.28%
BPM (*)	3.42%

(*) As at the dividend payment date of 20 May 2026, the shareholding and the voting rights were also held through Anima Holding S.p.A.

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9.4	Effects of the merger on the shareholders’ agreements relevant pursuant to Article 122 of the CFA

As at the date of this Report, on the basis of the notifications pursuant to Article 122 of the CFA and the applicable provisions of the Issuers’ Regulation, no shareholders’ agreements concerning the shares of BMPS are known.

10.	AMENDMENTS TO THE BY-LAWS OF THE INCORPORATING COMPANY ON THE OCCASION OF THE MERGER

The by-laws of BMPS will not be amended as a result of the Merger, except for Article 6, which will be amended to reflect the share capital increase of BMPS to service the Exchange Ratio.

Set out below, pursuant to scheme No. 3 of Annex 3A to the Issuers’ Regulation, is the text of the by-laws of BMPS currently in force compared with the text of the by-laws of BMPS as at the effective date of the Merger:

	Current text		Proposed text
	Art. 6		Art. 6
1.	The share capital of the Company is Euro 17,978,187,186.85 (seventeen billion nine hundred seventy-eight million one hundred eighty-seven thousand one hundred eighty-six point eighty-five) and is fully paid-up.	1.	The share capital of the Company is Euro 19,587,675,023.28 (nineteen billion five hundred eighty-seven million six hundred seventy-five thousand twenty-three point twenty-eight)[4] and is fully paid-up.
2.	It is represented by 3,038,418,183 (three billion thirty-eight million four hundred eighteen thousand one hundred eighty-three) ordinary shares with no par value. All shares are issued in a dematerialised regime. The procedures for the circulation and legitimation of the shares are governed by law. The right of withdrawal does not apply to shareholders who did not take part in the approval of resolutions concerning the introduction or removal of restrictions on the circulation of shares.	2.	It is represented by 3,310,430,987 (three billion three hundred ten million four hundred thirty thousand nine hundred eighty-seven)[5] ordinary shares with no par value. All shares are issued in a dematerialised regime. The procedures for the circulation and legitimation of the shares are governed by law. The right of withdrawal does not apply to shareholders who did not take part in the approval of resolutions concerning the introduction or removal of restrictions on the circulation of shares.
3.	The shares are registered and indivisible. Each share entitles its holder to one vote.	3.	(Unchanged)

It remains understood that the by-laws of BMPS, once the approvals required by law have been obtained, may be amended, also during the Merger procedure, by the competent bodies.

4 The exact amount of the share capital will be determined following the verification of the number of Mediobanca shares subject to exchange.

5 The exact number of shares will be determined following the verification of the number of Mediobanca shares subject to exchange.

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11.	Assessments of the Board of Directors on the existence of the right of withdrawal

The amendments to the by-laws resulting from the Merger will not give rise to any right of withdrawal for the shareholders of Mediobanca who did not take part in the adoption of the relevant resolution, since, pursuant to Article 2437-quinquies of the Italian Civil Code, the shares of the Incorporating Company will continue to be listed on Euronext Milan.

It is also specified that none of the cases of withdrawal provided for by Articles 2437 et seq. of the Italian Civil Code and/or by other provisions of law arises as a consequence of the Merger.

***

PROPOSED RESOLUTION

Dear Shareholders,

in consideration of the above, the Board of Directors submits the following proposed resolution for your approval:

“The Shareholders’ Meeting, in extraordinary session:

(i)	having regard to the plan for the merger by incorporation of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni (“Mediobanca”) into Banca Monte dei Paschi di Siena S.p.A. (“BMPS” and, together with Mediobanca, the “Companies Participating in the Merger”), approved by the Boards of Directors of the Companies Participating in the Merger on 10 March 2026, registered with the competent companies’ registers pursuant to Article 2501-ter, paragraphs 3 and 4, of the Italian Civil Code, as well as filed at the registered office of BMPS and published on its internet website pursuant to Article 2501-septies, paragraph 1, of the Italian Civil Code within the terms prescribed by law (the “Merger Plan”);

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(ii)	having examined and discussed the Explanatory Report of the Directors on the Merger Plan referred to above, prepared pursuant to Article 2501-quinquies of the Italian Civil Code and Article 70, paragraph 2, of the Regulation approved by CONSOB resolution No. 11971 of 14 May 1999, as subsequently amended; and

(iii)	having taken note of the balance sheets of the Companies Participating in the Merger pursuant to and for the purposes of Article 2501-quater of the Italian Civil Code, represented by the draft financial statements as at 31 December 2025 of each of the Companies Participating in the Merger, which were approved by the Boards of Directors on 10 March 2026 and 5 March 2026, respectively, pursuant to and for the purposes of Article 2501-quater of the Italian Civil Code;

(iv)	having taken note of the report on the fairness of the exchange ratio prepared by the Joint Expert appointed pursuant to Article 2501-sexies of the Italian Civil Code by the Court of Florence;

(v)	having acknowledged that, within the terms prescribed by law, the Merger Plan has been registered with the competent companies’ registers and the documentation referred to in Article 2501-septies of the Italian Civil Code has also been published;

(vi)	having regard to the issuance, inter alia, of the authorisation of the European Central Bank and of the Bank of Italy pursuant to Articles 4 and 9 of Regulation (EU) No. 1024/2013 and Article 57 of the CBA and the related implementing provisions;

(vii)	having taken note of the certification of the Board of Statutory Auditors that the current share capital of BMPS, fully subscribed and paid-in, is equal to Euro 17,978,187,186.85 (seventeen billion nine hundred seventy-eight million one hundred eighty-seven thousand one hundred eighty-six point eighty-five) divided into 3,038,418,183 (three billion thirty-eight million four hundred eighteen thousand one hundred eighty-three) ordinary shares;

(viii)	having taken note of the pendency of the voluntary public purchase and exchange offer for all of the ordinary shares of BMPS announced to the market by Intesa Sanpaolo S.p.A. on 8 June 2026, and having acknowledged that the completion of the Merger constitutes a condition of effectiveness of the aforementioned offer and that, therefore, the Merger does not constitute an act or transaction that may frustrate the achievement of the objectives of such offer, falling outside the scope of application of the so-called passivity rule referred to in Article 104, paragraph 1, of the CFA, which consequently does not apply to this resolution;

RESOLVES

1.	to approve the Merger Plan, registered with the Companies’ Register of Arezzo-Siena on 29 September 2026, under the terms and conditions set out therein, and in particular to approve, inter alia, an exchange ratio set at 2.450 ordinary shares of BMPS for each ordinary share of Mediobanca (other than the treasury shares held by Mediobanca and the shares of Mediobanca owned by BMPS as at the date of completion of the Merger), and consequently to proceed with the merger by incorporation of Mediobanca into BMPS under the terms and conditions set out therein. In particular, the exchange of the ordinary shares of the company to be incorporated, Mediobanca, will be carried out through the issuance of a maximum of 272,012,804 new ordinary shares, ranking pari passu with the existing shares, in application of the exchange ratio and the share allotment procedures provided for in the Merger Plan;

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2.	to approve the increase of the share capital of BMPS, to service the exchange, for a maximum amount of Euro 1,609,487,836.43, through the issuance of a maximum of 272,012,804 new ordinary shares with no par value, as indicated in the Merger Plan and in application of the aforementioned exchange ratio, it being understood that, should the share capital, following the share capital increase, be expressed with more than two decimal places, the relevant amount will be truncated to the second decimal place, with the excess allocated to reserves;

3.	to approve, with effect from the date on which the Merger becomes effective vis-à-vis third parties, the amendments to the by-laws resulting from the Merger Plan;

4.	to acknowledge (i) that the effects of the merger for civil law purposes, pursuant to Article 2504-bis, paragraph 2, of the Italian Civil Code, will run from the date of the last of the registrations of the Merger deed, or from the later date indicated in the deed itself, and (ii) that, for accounting purposes, the transactions of the company to be incorporated will be recorded in the financial statements of the incorporating company starting from 1 January of the financial year in which the merger takes effect for civil law purposes and that the tax effects will also run from the same date;

5.	to acknowledge that, with effect from the effective date of the merger, BMPS will succeed by operation of law to all the assets and liabilities of Mediobanca and to all the rights, claims and entitlements, as well as to all the obligations, commitments and duties of any nature attributable to it, in accordance with the provisions of Article 2504-bis, paragraph 1, of the Italian Civil Code;

6.	to acknowledge, lastly, that the completion and effectiveness of the merger are subject to the verification by the Boards of Directors of BMPS and Mediobanca of the fulfilment of the legal requirements and of the fulfilment (or waiver, where permitted) of each of the conditions precedent provided for in the Merger Plan;

7.	to grant the Board of Directors, and on its behalf, severally, its Chairman and the Chief Executive Officer currently in charge, with exemption from any conceivable conflict of interest, the fullest powers to make to the shareholders’ resolutions any non-substantial amendment, addition or deletion that may be required at the request of any competent administrative authority or upon registration with the Companies’ Register, on behalf of the company;

8.	to grant the Board of Directors, and on its behalf, severally, its Chairman and the Chief Executive Officer currently in charge, also through special attorneys appointed for this purpose and with exemption from any conceivable conflict of interest, the fullest powers, without any exclusion, to implement the merger, in the manner and within the terms provided for in the Merger Plan, as well as in this resolution and therefore, without any limitation, to:

(i)	execute and sign, also through special attorneys, in compliance with the provisions of laws and regulations, the notarial Merger deed, as well as any implementing, acknowledging, supplementing, instrumental and/or rectifying deed that may be necessary or appropriate, establishing the conditions, procedures and clauses thereof, determining therein the date from which the effects will run within the limits permitted by law and in accordance with the Merger Plan, all for the successful outcome of the transaction;

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(ii)	generally attend to anything else required, necessary, useful or even merely appropriate for the complete implementation of the above resolutions, allowing transfers, transcriptions, annotations, amendments and rectifications of registrations in public registers and in any other competent office, as well as the filing with the competent authorities of any application, petition, communication or request for authorisation that may be required or become necessary or appropriate for the purposes of the transaction.”

Siena, 29 September 2026

On behalf of the Board of Directors

The Chairman

Prof. Cesare Bisoni

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* * *

Information for U.S. Persons

The shares to be issued in connection with the potential merger (the “Merger”) between Banca Monte dei Paschi di Siena S.p.A. (the “Bank” or “BMPS”) and MEDIOBANCA - Banca di Credito Finanziario Società per Azioni (“Mediobanca” and, together with BMPS, the “Companies”), may not be offered or sold in the United States except pursuant to an effective registration statement under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or pursuant to a valid exemption from registration.

Each of BMPS and Mediobanca is a company incorporated in Italy. Information distributed in connection with the Merger is subject to Italian disclosure requirements that are different from those of the United States. Financial statements and financial information included in the documents relating to the Merger will be prepared in accordance with the international accounting standards issued by the International Accounting Standards Board and may not be comparable to the financial statements or financial information of U.S. companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws in respect of the Merger, since BMPS and Mediobanca are located in Italy, and some or all of their officers and directors may be residents of Italy or other countries outside the U.S. You may not be able to sue a company incorporated outside the U.S. or its officers or directors in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel a company incorporated outside the U.S. and its affiliates to subject themselves to a U.S. court’s judgment.

The Merger will not be submitted to the review or registration procedures of any regulator outside of Italy and has not been approved or recommended by any governmental securities regulator. The Merger will be made in the U.S. pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder. As a result, the Merger will be made in accordance with the applicable regulatory, disclosure and procedural requirements under Italian law. To the extent that the Merger is subject to the U.S. securities laws, such laws only apply to holders of the shares of Mediobanca in the U.S. and no other person has any claims under such laws.

Since the announcement of the Merger, BMPS and certain of its affiliates have engaged, and intend to continue to engage until completion of the Merger, in various asset management, brokerage, banking-related, collateral-taking, estates and trusts services, and custody-related activities involving BMPS common shares outside the United States. Among other things, BMPS or one or more of its affiliates intends to engage in trades in BMPS common shares for the accounts of its customers for the purpose of effecting brokerage transactions for its customers and other customer facilitation transactions in respect of BMPS common shares. Further, certain of BMPS’s asset management affiliates may buy and sell BMPS common shares or indices including BMPS common shares, outside the United States as part of their ordinary, discretionary investment management activities on behalf of their customers. Certain of BMPS’s affiliates may continue to (a) engage in the marketing and sale to customers of funds that include BMPS common shares, providing investment advice and financial planning guidance to customers that may include information about BMPS common shares, (b) transact in BMPS common shares as trustees and/or personal representatives of trusts and estates, (c) provide custody services relating to BMPS common shares and (d) engage in accepting BMPS common shares as collateral for loans. These activities occur outside of the United States and the transactions in BMPS common shares may be effected on Euronext Milan, other exchanges or alternative trading systems and in the over-the-counter market.

IMPORTANT INFORMATION

The Merger referred to in this document relates to BMPS and Mediobanca. This document does not constitute an offer to buy or sell the shares of the Companies.

The shareholders’ meetings of the Companies will be called to approve the Merger on the basis of illustrative reports prepared by the board of directors of the Companies.

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The shares of BMPS and Mediobanca are listed on Euronext Milan, a regulated market organized and managed by Borsa Italiana S.p.A. and are subject to the obligations and procedural requirements provided for by Italian law.

The distribution of this document, directly or indirectly, in or into Canada, Australia or Japan is prohibited. This document (and the information contained herein) does not contain or constitute an offer of securities for sale, or solicitation of an offer to purchase securities, in Canada, Australia or Japan or any other jurisdiction where such an offer or solicitation would require the approval of local authorities or otherwise be unlawful (the “Other Countries”) or in the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act or pursuant to the corresponding regulations in force in the Other Countries and may not be offered or sold in the United States unless the securities are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available. BMPS does not intend to register any portion of the offering of the securities in the United States or to conduct a public offering of the securities in the United States.

To the fullest extent permitted by applicable law, the Companies disclaim any responsibility or liability for the violation of such restrictions by any person.

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